COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE
POSSIBLE ACQUISITION OF SHARES OF
GAZTRANSPORT & TECHNIGAZ

POSCO planned to consider participating in the acquisition of shares of Gaztransport & Technigaz (the “Project”) if so requested by the domestic shipbuilders. However, due to the reasons from the seller side, the Project is on hold, and POSCO has not received such request from domestic shipbuilders, and as such, has not considered potential participation in the Project.